Exhibit 99.1

NEWS RELEASE

News Release 2006-20	October 4, 2006

Queenstake Announces Cost Reductions at Jerritt Canyon

Denver, Colorado – October 4, 2006 – Queenstake Resources Ltd. (TSX:QRL, AMEX:QEE) announced that its Jerritt Canyon operations in Nevada produced approximately 43,800 ounces(1) of gold during the third quarter of 2006. The Company expects to report its third quarter financial and operating results, including cash operating costs per ounce and complete financial results by November 14, 2006.

Queenstake has recently completed an internal review of its Jerritt Canyon operations.  The principal conclusion of this review was that in order to lower its production costs, Queenstake will defer production from higher cost portions of Jerritt Canyon’s three underground mines.  Specifically, production from below the current water table at the Smith Mine and from Zone 1 of the SSX Mine will be deferred.

In addition, other cost reduction measures are being implemented immediately, including reducing the cost of contract underground development, streamlining maintenance and discontinuing use of higher cost mining equipment.  Deferral of the higher cost production also leads to a reduction in work force by 47 employees (or about 10%) to 370 employees at Jerritt Canyon.

These decisions are expected to reduce expenses by approximately $16 million per year at Jerritt Canyon. The estimated annual savings include approximately $12 million (15% reduction(2)) in cash operating costs and approximately $4 million (20-25% reduction(2)) in development contractor costs.

The deferral of higher cost production results in a lowering of 2006 production estimates to approximately 160,000 ounces of gold from Jerritt Canyon.  Queenstake expects to produce about 40,000 ounces of gold from Jerritt Canyon at a cash operating cost of about $420 per ounce in the fourth quarter of 2006.  These production and cash cost estimates do not include gold produced from ore purchased as part of the ore purchase agreement with Newmont (see news releases of March 30, 2006 and April 13, 2006.)  Mine plans and budget for 2007 are being prepared and will be finalized by early next year.

The reduction in costs is expected to lead to sufficient cash flow to continue to fund the ongoing exploration program at Jerritt Canyon.  There are currently three drill rigs operating at the Starvation Canyon project and another two rigs drilling other targets in the Jerritt Canyon District.  In addition, five underground drills are working at the mines on exploration as well as resource to reserve conversion. Queenstake ended the third quarter with cash and cash equivalents of approximately $6.1 million.

As announced in a separate news release today, Queenstake has directed its financial advisors Blackmont Capital Inc. of Toronto to assist the Company in evaluating and pursuing strategic alternatives that will enhance and unlock the long-term value of Queenstake’s assets.

Queenstake Resources Ltd. is a gold mining and exploration company based in Denver, Colorado.  Its principal asset is the wholly owned Jerritt Canyon gold operations in Nevada, which has produced over 7.5 million ounces of gold from open pit and underground mines since 1981. Current production at the property is from three underground mines.  At year-end 2005, total measured and indicated resources(3) were 8.8 million tons at 0.24 opt (8 million tonnes at 8 grams per tonne), containing 2.1 million ounces of gold, including approximately 878,000 ounces in reserves(3). The Jerritt Canyon District, which comprises 119 square miles (308 square kilometers) of geologically prospective ground controlled by Queenstake, represents one of the largest contiguous exploration properties in Nevada. In addition, Jerritt Canyon also has one of only three permitted roasting facilities in Nevada.

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(1) The third quarter’s production included approximately 6,800 ounces of gold from the ore purchase agreement with Newmont.

(2) Cost reductions of 15% in annual cash operating costs and of 20-25% in estimated 2006 capital expenditures of $21 million are based on the Company’s financial results and the Management Discussion and Analysis for second quarter of 2006 filed with the regulatory authorities. Updated guidance is expected to be provided with the complete financial results by November 14, 2006.

(3) Mineral “resources” or “resource” used in this news release are as defined in National Instrument 43-101 of the Canadian Securities Administrators and are not terms recognized or defined by the U.S. Securities and Exchange Commission (SEC). Mineral resources are not reserves and do not have demonstrated economic viability.  For further information, please refer to the risk factors and definitions of mineral reserves and resources in the Company’s filings on SEDAR and with the SEC on the Company’s website, www.queenstake.com. The Qualified Person for the technical information contained in this news release is Mr. Dorian L. (Dusty) Nicol, President and Chief Executive Officer of Queenstake.

For further information call:

Wendy Yang 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com web – www.queenstake.com

Cautionary Statement – This news release contains “Forward-Looking Statements” within the meaning of applicable Canadian securities law requirements and Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates and projections of future gold production, processing rates and cash operating costs, (ii) estimates of savings or cost reductions, mill refurbishment and maintenance costs, (iii) estimates related to financial performance, including cash flow, capital expenditures, exploration and administrative costs, (iv) estimates and projections of reserves and resources, (v) estimates and opinions regarding geologic and mineralization interpretation, (vi) estimates of exploration investment, scope of exploration programs and timing of project advancement, commencement of production and availability of drills and other equipment, and (vii) estimates of reclamation and closure costs .  Forward-looking statements are subject to risks, uncertainties and other factors, including gold and other commodity price volatility, operational risks, mine development, production and cost estimate risks and other risks which are described in the

Company’s most recent Annual Information Form filed on SEDAR (www.sedar.com) and Annual Report on Form 40-F on file with the Securities and Exchange Commission (SEC; www.sec.gov) as well as the Company’s other regulatory filings. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.